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SEC FILE NUMBER
8-70961

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Colonnade Island LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

7000 Bahia Beach Blvd, Ventanas II-314
(No. and Street)

Rio Grande	PR	00745
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jeffrey R. Guylay	847-452-8315	jguylay@coladv.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Driven, PSC
(Name – if individual, state last, first, and middle name)

B7 Tabonuco Street Suite 302	Guaynabo	PR	00968
(Address)	(City)	(State)	(Zip Code)

09/23/2021	6817
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey R Guylay, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Colonnade Island LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

DANIELLE FLYNN
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
April 12, 2027

Signature:

Title:
CEO

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm	1-2
Financial Statements	
Statement of Financial Condition	3
Statement of Income	4
Statement of Changes in Member's Equity	5
Statement of Cash Flows	6
Notes to Financial Statements	7 - 9
Supplemental Information	
Schedule I	
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission Capital Rule	11
Schedule II	
Computation for Determination of Reserve Requirements Under Rule 15c3-3 (Exemption) and Information for Possession or Control Requirements Under Rule 15c3-3 (Exemption) of the Securities and Exchange Commission Exemption Report and Opinion	12

driven

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Colonnade Island LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Colonnade Island LLC (the "Company") as of December 31, 2023, the related statement of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

PO BOX 363343 ·
San Juan Puerto Rico
00936-3343
T: (+1) 787 725 1500
www.drivenadvisors.com

To the Board of Directors and Member of
Colonnade Island LLC
Page 2

Auditors' Report on Supplemental Information

The Schedule I - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, and Schedule II – Computation for Determination of the Reserve Requirements under Rule 15c3-3 and Information for Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission (the "Schedules") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2024.

Guaynabo, Puerto Rico

March 27, 2024

Certified Public Accountants
(of Puerto Rico)
License No. 329 Expires December 1, 2024
Stamp E562112 of P.R. Society of
Certified Public Accountants has been
affixed to the file copy of this report

COLONNADE ISLAND LLC

STATEMENT OF FINANCIAL CONDITION
As of December 31, 2023

ASSETS

Cash and Cash Equivalents	$266,092
Prepaid Expenses	51
Total Assets	**$266,143**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts Payable	$21,600
Total Liabilities	**21,600**
MEMBER'S EQUITY	244,543
Total Liabilities and Member's Equity	**$266,143**

The accompanying notes are an integral part of these financial statements.

COLONNADE ISLAND LLC

STATEMENT OF INCOME
For the Year Ended December 31, 2023

REVENUES	
Consulting Revenue	$ 200,000
OPERATING EXPENSES	
Payroll & Benefits	151,552
Professional Fees	27,172
Rent	12,000
Travel & Entertainment	4,848
Telecommunication Services	2,925
Licenses	1,565
Bank Charges	482
Donations	250
Total Operating Expenses	**200,794**
LOSS BEFORE TAXES	**(794)**
Income Tax Provision - Current Portion	449
NET LOSS	**($1,243)**

The accompanying notes are an integral part of these financial statements.

COLONNADE ISLAND LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2023

BALANCE, December 31, 2022	$	245,786
Net Loss		(1,243)
BALANCE, December 31, 2023	**$**	**244,543**

The accompanying notes are an integral part of these financial statements.

COLONNADE ISLAND LLC

STATEMENT OF CASH FLOWS
For the Year Ending December 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	($1,243)
Adjustments to reconcile net income to net cash provided by operating activities	
Change in:	
Prepaid Expenses	(51)
Accounts Payable	15,250
Accrued Payroll Taxes	(7,892)
Net Cash Provided by Operating Activities	**6,063**
NET INCREASE IN CASH AND CASH EQUIVALENTS	**6,063**
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	260,029
CASH AND CASH EQUIVALENTS, END OF YEAR	**$266,092**

The accompanying notes are an integral part of these financial statements.

NOTE 1 – Nature of Operations

Colonnade Island LLC (the "Company") was formed in April 2022 and is organized under the laws of the Commonwealth of Puerto Rico. The Company began operations on June 1, 2022. The Company is approved as a FINRA/SEC member firm. As a capital acquisitions broker, the Company provides investment banking and financial advisory services to institutional clients. The Company maintains a license to operate in Puerto Rico as granted by the Puerto Rico Office of the Commissioner of Financial Institutions.

As a limited liability company, the Member's liability is limited to the capital invested. Under the operating agreement, the Company has one class of member interest, and the sole member interest is equal to the number of equity units issued. Allocation of profit, losses and distributions is in accordance with the terms as defined in the operating agreement. The Company shall continue in perpetuity unless sooner terminated as defined in the operating agreement.

NOTE 2 – Summary of Significant Accounting Policies

Basis of Financial Statement Presentation

The accompanying financial statements have been prepared in conformity with the accounting principles generally accepted in the United States of America (GAAP). The following is a summary of the significant accounting policies followed by the Company.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short-term highly liquid investments with maturities of three months or less at the date of acquisition. The Company maintains its cash and cash equivalents in a checking account at one bank, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. At December 31, 2023, the Company's uninsured cash balances amounted to $16,092.

Consulting Revenue

Consulting revenue includes fees earned from providing consulting services. These fees are recognized as earned according to each contract with clients. Revenue is recognized over time for consulting arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer.

Accounts Receivable

The Company grants credit to its customers and generally requires no collateral. Accounts receivable are reported at their outstanding balances reduced by the allowance for credit losses, if any. The allowance for credit losses is increased by charges to income and decreased by charge offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Company's past collection experience, know and inherent risks of the customer comprising the Company's accounts receivable balance, adverse situations that may affect the customer's ability to pay, and the current economic conditions. Accounts receivable are charged off when management deems the accounts receivable balance to be uncollectible.

As of December 31, 2023, there were no accounts receivable.

Income Tax

The Company has elected to be treated as a corporation. In January 2024, the Company was awarded a tax decree under the Puerto Rico incentives code of Act 60 of 2019 (the "Decree"), effective retroactively to the date of the initial application in 2022. Under the Decree, the Company is subject to a fixed income tax rate of 4.0% on net income derived from the exportation of eligible services, as defined in the Decree, which include the Company's investment banking and consulting services.

The Company is subject to the accounting standard for uncertainty in income taxes. The tax effects from an uncertain tax position can be recognized in the financial statements, only if the position is more likely than not to be sustained on audit, based on the technical merits of the position. The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized, upon ultimate settlement with the relevant tax authority. When applicable, the Company has elected to record any potential penalties and interest related to uncertain tax positions as income tax expense on the Company's statement of income.

The Company did not have any uncertain tax positions for the year ended December 31, 2023. Income tax returns have been filed for the calendar year ending December 31, 2022, the Company's first year of operations, and remain open and subject to review by applicable tax authorities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Exemptive Provision

The computation for determination of the reserve requirement under Rule 15c3-3 is in reliance to Footnote 74 to SEC Release 34-70073 because the Company does not hold customer funds or safekeep securities. The information relating to the possession or control requirements under Rule 15c3-3 is not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

As a result of the above paragraph, the Company is exempt from the remaining provisions of Rule 15c3-3.

NOTE 3 - Lease

The Company rents office space under a month-to-month arrangement from an entity under common ownership. Under ASC 842 disclosures, the Company is not required to record future rent obligations under the agreement. During the year ended December 31, 2023, the Company was charged $12,000 by this related party.

NOTE 4 - Concentrations

During the year ended December 31, 2023, the Company had one client that accounted for 100% of revenues.

NOTE 5 – Contingencies

As a regulated securities broker dealer, from time to time the Company may be involved in legal proceedings and investigations. The Company is not currently involved in any legal proceedings or investigations as of December 31, 2023.

NOTE 6 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the Company to maintain "minimum net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness", whichever is greater, as these terms are defined. SEC Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

On December 31, 2023, the Company had net capital of $244,543 which was $239,543 in excess of its minimum required net capital of $5,000. The Company's aggregate indebtedness for the year ended December 31, 2023 was 0.0883 to 1.

NOTE 7- Revenue from Contracts with Customers

The Company provides consulting services to one client, as requested, under a long-term contract. Consulting revenue is recognized on a monthly basis, according to the contract. The contract became effective on June 1, 2022 with an initial term of 18 months and can be canceled by either party at any time. The contract was amended January 1, 2023. In October 2023, the parties agreed to extend the agreement through December 31, 2024.

NOTE 8 – Subsequent Events

On January 31, 2024, the Company approved a distribution to its member in the amount of $200,000. The distribution was completed in February 2024.

Management of the Company has evaluated events and transactions that have occurred since December 31, 2023, through the date the financial statements were available to be issued and determined that there are no other material events that would require adjustment to or disclosures in the Company's financial statements.

SUPPLEMENTAL INFORMATION

COLONNADE ISLAND LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of and for the Year Ended December 31, 2023

AGGREGATE INDEBTEDNESS	
Accounts Payable	$21,600
Total Aggregate Indebtedness	**$21,600**
Minimum required net capital (higher of $5,000 or 6 2/3% of aggregate indebtedness)	5,000
NET CAPITAL	
Member's Equity	$244,543
DEDUCTION	
	$0
Net Capital	**$244,543**
Net Capital Requirement (Minimum)	$5,000
Capital in Excess of Minimum Requirement	$239,543
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**0.0883 : 1**

There were no material differences between the above calculation and the Company's calculation of net capital as reflected on Form 17a-5, Part IIA.

See independent registered public accounting firm's report.

COLONNADE ISLAND LLC

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION) AND INFORMATION FOR POSSESSION OR CONTROL REQUIRMENTS UNDER RULE 15c3-3 (EXEMPTION) OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2023

COMPUTATION FOR DETERMINATION OF THE RESERE REQUIREMENTS UNDER RULE 15c3-3

Colonnade Island LLC is exempt from Rule 15c3-3 under the provision of FN 74.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Colonnade Island LLC is exempt from Rule 15c3-3 under the provision of FN 74.

driven

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Colonnade Island LLC:

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which the Colonnade Island LLC (the "Company") stated that:

1) The Company did not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and
2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) Private placement of securities; and (2) Mergers and acquisition advisory. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Driven, PSC
Guaynabo, Puerto Rico

March 27, 2024

Certified Public Accountants
(of Puerto Rico)
License No. 329 Expires December 1, 2024
Stamp E562113 of P.R. Society of
Certified Public Accountants has been

PO BOX 363343
San Juan Puerto Rico
00936-3343
T: (+1) 787 725 1500
www.drivenadvisors.com

COLONNADE ISLAND LLC
7000 Bahia Beach Blvd
Ventanas II-314
Rio Grande, PR 00745

Exemption Report

March 27, 2024

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

To Whom It May Concern:

Colonnade Island LLC claims exemption from SEC Rule 15c3-3 in reliance to Footnote 74 to SEC Release 34-70073 for the period from January 1, 2023 through December 31, 2023 because the Company does not and will not (1) directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, (2) carry accounts of or for customers, and (3) carry PAB accounts. The Company's business activities include private placement of securities and mergers and acquisitions advisory.

Footnote 74 states: "There may be circumstances in which a broker-dealer has not held customer securities or funds during the fiscal year, but does not fit into one of the exemptive provisions listed under Item 24 of Part IIa. Even though there is not a box to check on the FOCUS Report, these broker-dealers should file an exemption report and related accountant's report.".

Colonnade Island LLC met the exemption provisions under Footnote 74 to SEC Release 34-70073 for the above-mentioned period, without exception.

Kindest regards,

Jeffrey R Guylay
CEO